Exhibit 99.12

PRESS RELEASE

WiLAN Reports First Quarter 2010 Financial Results

Company increases guidance

OTTAWA, Canada – May 6, 2010 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), a leading technology innovation and licensing company, today announced financial results for the first quarter ended March 31, 2010.  All financial amounts are expressed in Canadian dollars.

With the change in fiscal year end from October 31 to December 31 that occurred in 2009, the Company’s first quarter of 2010 is the three month period ended March 31, 2010.  Financial results for the first quarter ended March 31, 2010 will be compared to the financial results for the three month period ended April 30, 2009.

First Quarter 2010 Highlights:

▪	Record cash revenues of $16.5 million, an increase of 65% as compared to $10.0 million in the three month period ended April 30, 2009.

▪	Pro forma earnings* of $7.7 million, or 7 cents per share, as compared to pro forma earnings of $3.3 million, or 4 cents per share, in the three month period ended April 30, 2009.

▪	GAAP net earnings of $1.1 million, or 1 cent per share, as compared to a GAAP net loss of $1.0 million, or 1 cent per share, in the three month period ended April 30, 2009.

▪	Signed license agreements with 9 companies during the quarter including 6 for wireless technologies, 2 for V-Chip and 1 for wireline.

▪	Generated $5.1 million in cash from operations; increased cash and short-term equivalents to $97.0 million at quarter end.

▪	Declared an eligible dividend of 1.25 cents per common share.

▪	Increased fiscal 2010 revenue and pro forma earnings guidance.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	1

PRESS RELEASE

“Our business delivered exceptional financial performance during the quarter,” said Jim Skippen, Chairman & CEO.  “Our record revenues in the first quarter benefited from higher than expected royalty reports from a number of licensees, royalty payments from recently signed agreements and consideration for the sale of certain patent assets.  The strong top and bottom line performance during the quarter has resulted in an upward revision in our fiscal 2010 financial guidance.”

Skippen added, “Our goal is to maximize the revenue generated from our patent assets thereby delivering the greatest long-term value to our shareholders. With over 800 patents in our portfolio there will inevitably be patents that are more valuable to companies that sell specific products or compete in small niche markets than to WiLAN in a licensing program. Expanding our business to include the brokerage of patents to other companies leverages this value premium. In this case, the family of patents that were sold for 2.5 million dollars had a cost to WiLAN of 48 thousand dollars.”

The Board of Directors has declared an eligible dividend of 1.25 cents per common share.  This dividend will be paid on July 6, 2010 to shareholders of record on June 15, 2010.

Revenue Review
In the first quarter ended March 31, 2010, revenues were $16.5 million, consisting of $13.9 million in royalties and $2.5 million of brokerage revenues.  Royalty revenues increased 39% over the comparable period last year.  In the first quarter ended March 31, 2010, the top ten licensees accounted for slightly more than 89% of royalty revenues as compared to more than 85% of royalty revenues for the three months ended April 30, 2009.

Operating Expense Review
In the first quarter of 2010, patent licensing expenses totaled $2.2 million as compared to $980 thousand in the three month period ended April 30, 2009.  The sequential increase is due to brokerage fees paid to third parties as a consequence of the sale of a patent asset and third party payments required under revenue share agreements. During the first quarter of 2010, WiLAN signed license agreements with 9 companies of which 6 companies signed licenses for wireless technologies, 2 for V-Chip technologies and one for wireline technologies.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	2

PRESS RELEASE

Litigation expenses amounted to $4.0 million in the first quarter of 2010, as compared to $4.1 million in the three month period ended April 30, 2009. Investment in the quarter remained high due to extensive preparations required for the claims construction hearing in the Company’s handset, laptop and router litigations, involving U.S. Patent Nos. 5,282,222 (“the 222 patent”) and RE37802 (the “802 patent”).  The joint claims construction hearing concerning the 222 and 802 patents was held on March 11, 2010 for all three cases.

In the first quarter of 2010 ended March 31, 2010, depreciation and amortization expense totaled $5.3 million as compared to $4.2 million in the three month period ended April 30, 2010. The increase is due to amortization of patents acquired in fiscal 2009.

At March 31, 2010, the Company’s net cash, comprised of cash, cash equivalents and short-term investments totaled $97.0 million, representing an increase of $2.2 million from the net cash position at December 31, 2009. During the first quarter of 2010, the Company generated $5.1 million from operations, of which $3.1 million was invested in patent acquisitions. The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

Earnings Review
In the first quarter ended March 31, 2010, WiLAN generated pro forma earnings of $7.7 million or 7 cents per share as compared to $3.3 million, or 4 cents per share, in the 12 month period ended April 30, 2010.  The difference in pro forma earnings between the reporting periods is due primarily to increased revenues.

The Company generated net earnings of $1.1 million, or 1 cent per share, in the first quarter ended March 31, 2010, as compared to a net loss of $1.0 million, or 1 cent per share, in the three month fiscal period ended April 30, 2009.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	3

PRESS RELEASE

Financial Guidance
The Company is revising its financial guidance for the 12 month period ending December 31, 2010.   Revenues for the fiscal year ended December 31, 2010 are now expected to be within the range of $43.0 million to $47.0 million representing an increase from the previous guidance of $40.0 million to $45.0 million.  Operating expenses, excluding stock-based compensation, depreciation & amortization and unrealized gains or losses on foreign exchange contracts, all non-cash charges, are expected to be in the range of $36.0 million to $40.0 million.  Pro forma earnings are now expected to be within the range of $8.0 million to $11.0 million up from previous guidance of $5.0 million to $8.0 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this news release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com. Annual financial guidance for fiscal 2010 is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected. Management believes that the strength of its business should be measured by annual revenues.

The above guidance for the twelve month period ended December 31, 2010 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	4

PRESS RELEASE

Conference Call Information – May 6, 2010 – 10 AM EDT

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Daylight Savings Time (EDT).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan, will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=157914.
•	To access the call from Canada and U.S., dial 1.877.407.0778 (Toll Free)
•	To access the call from other locations, dial 201.689.8565 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=157914 and accessible by telephone until 11:59 PM on May 13, 2010.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 349663

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 220 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 800 issued or pending patents.  For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	5

PRESS RELEASE

Note
(*) WiLAN follows Canadian generally accepted accounting principles (“GAAP”) in preparing its interim and annual financial statements.  To assist readers in further understanding its operating performance, WiLAN is reporting “pro forma earnings” which is a non-GAAP financial term.  WiLAN’s pro forma earnings represent earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization and provision for income taxes.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; certain of the Company’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure and report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	6

PRESS RELEASE

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information,	Tyler Burns	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1
visit www.wilan.com	Director, Investor Relations	Tel: O: 613.688.4330 C: 613.697.0367
or please contact	& Communications	Email: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	7

PRESS RELEASE

Wi-LAN Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months	Three Months
	Ended March 31,	Ended April 30,
	2010	2009

Revenues
Royalties	$13,917	$10,012
Brokerage	2,546	-
	16,463	10,012
Operating expenses
Patent licensing	2,218	980
Litigation	4,001	4,092
Research and development	906	728
General and administration	1,773	2,175
Unrealized foreign exchange gain	(180)	(299)
Stock-based compensation	643	504
Depreciation & amortization	5,258	4,182
Total operating expenses	14,619	12,362
Investment income	165	1,238
Earnings (loss) before income taxes	2,009	(1,112)

Provision for income tax expense (recovery)	868	(83)
Net and comprehensive earnings (loss)	1,141	(1,029)

Deficit, beginning of period	(4,102)	(150,996)
Dividends	(2,303)	-
Reduction of stated capital	-	147,161
Deficit, end of period	$(5,264)	$(4,864)

Earnings (loss) per share
Basic	$0.01	$(0.01)
Diluted	$0.01	$(0.01)

Weighted average number of common shares
Basic	102,122,809	92,837,506
Diluted	103,603,458	92,837,506

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	8

PRESS RELEASE

Wi-LAN Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at March 31,	As at December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$70,195	$72,763
Short-term investments	26,834	22,025
Accounts receivable	407	485
Prepaid expenses and deposits	404	149
Assets held for sale	2,188	2,188
Current assets	100,028	97,610

Furniture and equipment, net	651	703
Patents and other intangibles, net	139,188	141,132
Goodwill	13,449	13,449
Assets	$253,316	$252,894

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$12,486	$11,774
Current liabilities	12,486	11,774

Liabilities	12,486	11,774

Shareholders' equity
Common shares	229,046	228,421
Contributed surplus	17,048	16,801
Retained deficit	(5,264)	(4,102)
Shareholders' equity	240,830	241,120
Liabilities and Shareholders' equity	$253,316	$252,894

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	9

PRESS RELEASE

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three Months	Three Months
	ended March 31,	ended April 30,
	2010	2009

Cash generated from (used in)
Operations
Net and comprehensive earnings (loss)	$1,141	$(1,029)
Non-cash items
Stock-based compensation	643	504
Depreciation & amortization	5,258	4,182
Provision for income tax recovery	-	(604)
	7,042	3,053
Change in non-cash working capital balances
Accounts receivable	78	589
Prepaid expenses and deposits	(255)	32
Net assets held for sale	-	-
Accounts payable and accrued liabilities	(1,779)	9,056
Cash generated from operations	5,086	12,730
Financing
Common shares repurchased in Normal Course Issuer Bid	-	(279)
Common shares issued for cash on the exercise of options	417	21
Cash generated from (used in) financing	417	(258)
Investing
Purchase of short-term investments	(4,809)	(28,814)
Purchase of furniture and equipment	(114)	(126)
Purchase of patents	(3,148)	(13,123)
Cash used in investing	(8,071)	(42,063)

Net cash and cash equivalents used in the period	(2,568)	(29,591)
Cash and cash equivalents, beginning of period	72,763	99,353
Cash and cash equivalents, end of period	$70,195	$69,762

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	10